UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2018

Commission File Number: 001-36298

GeoPark Limited

(Exact name of registrant as specified in its charter)

Nuestra Señora de los Ángeles 179

Las Condes, Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GEOPARK LIMITED

TABLE OF CONTENTS

ITEM
1.	Press Release dated March 7, 2018 titled “GeoPark reports results for the fourth quarter and full year ended December 31, 2017”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GeoPark Limited

By:	/s/ Andrés Ocampo
	Name:	Andrés Ocampo
	Title:	Chief Financial Officer

Date: March 8, 2018

Item 1

FOR IMMEDIATE DISTRIBUTION

GEOPARK REPORTS RESULTS FOR THE FOURTH QUARTER

AND FULL YEAR ENDED DECEMBER 31,2017

SELF-FUNDED RECORD

PRODUCTION, RESERVES, ASSET VALUE AND FINANCIAL RESULTS

Houston, Texas – March 7, 2018 - GeoPark Limited (“GeoPark” or the “Company”) (NYSE: GPRK), a leading independent Latin American oil and gas explorer, operator and consolidator with operations and growth platforms in Colombia, Peru, Argentina, Brazil, and Chile reports its consolidated financial results for the three-month period ended December 31, 2017 (“Fourth Quarter” or “4Q2017”), and its audited annual results for 2017.

A conference call to discuss 4Q2017 Financial Results will be held on March 8, 2018 at 10:00 a.m. Eastern Standard Time.

All figures are expressed in US Dollars and growth comparisons refer to the same period of the prior year, except when specified. Definitions and terms used herein, are provided in the Glossary at the end of this document. This release does not contain all of the Company’s financial information. As a result, investors should read this release in conjunction with GeoPark’s consolidated financial statements and the notes to those statements for the years ended December 31, 2017 and 2016 available on the Company’s website.

FOURTH QUARTER AND FULL YEAR 2017 HIGHLIGHTS

Record Oil and Gas Production

•	Consolidated production up 30% to 30,654 boepd with current production of 33,000 boepd

•	Colombia production up 39% to 24,378 boepd

•	Annual average production up 23% to 27,586 boepd

Record Oil and Gas Reserves

•	Certified consolidated proven (1P) reserves of 97 million boe

•	Certified consolidated proven and probable (2P) reserves of 159.2 million boe

Record Oil and Gas Asset Valuation – Total and Per Share

•	Certified 1P NPV10 up 38% to $1.5 billion (equivalent to net debt adjusted NPV10 of $18.3 per share)

•	Certified 2P NPV10 up 21% to $2.3 billion (equivalent to net debt adjusted NPV10 of $29.2 per share)

•	Colombia 2P NPV10 up 38% to $1.4 billion (equivalent to net debt adjusted NPV10 of $15.8 per share)

Record Capital Investment and Cost Efficiencies

•	Finding and development costs: Consolidated 2P of $4.0/boe / Colombia 2P of $2.8/boe

•	Full year 2017 operating costs of $7.3 per boe / Colombia $5.6 per boe / Llanos 34 $4.3 per boe

•	Full year 2017 operating netback/capital expenditure ratio of 2.2x

•	Capital investment program of $105.6 million in 2017 generated $404 million in 2P NPV10

Record Cash Flow/Adjusted EBITDA Growth

•	Adjusted EBITDA more than doubled - up 105% to $55.2 million / full year up 124% to $175.8 million

•	Operating netback up 77% to $69.8 million / full year up 87% to $228.3 million

•	Full year cash flow from operating activities up 72% to $142.2 million

•	Net loss reduced to $3.4 million / full year net loss of $17.8 million

Strengthened Balance Sheet and Credit Rating

•	Cash in hand of $134.8 million

•	Net debt to Adjusted EBITDA ratio decreased from 3.6x to 1.7x in 4Q2017

•	2024 new bond issued ($425 million at 6.5%), with longer maturities and lower cost, oversubscribed by four times by high-quality investors

•	S&P upgraded GeoPark’s long-term corporate credit rating to B+ with a stable outlook

New Acreage/Projects Acquired and New Strategic Acquisition Partnership Announced

•	Colombia: Tiple and Zamuro high-impact exploration acreage acquired adjacent to Llanos 34 block

•	Argentina: low-cost, cash flow-producing acquisition in the prolific Neuquen basin with production, development, exploration and unconventional opportunities

•	ONGC Videsh + GeoPark strategic Latin American acquisition partnership

James F. Park, Chief Executive Officer of GeoPark, said: “Our team has GeoPark firing on all cylinders. Through good science and engineering, we found and produced more oil and gas. Through innovation and efficiencies, we reduced our capital and operating costs. Through organic cash flows, we self-funded our work and investment program. Through effective capital allocation, every dollar of new investment created multiples of net present value. Through engagement with our neighbors and conscientious operations, we operated safely, cleanly and without interruption. Through regional knowledge and scouting, we acquired new high-impact acreage and projects. Through a rewarding and motivating workplace, we were able to train and attract talented people to continue to build our capabilities for the future. Through efforts to more widely share our performance story, we were the number one performing E&P stock on the NYSE. Our team now has a proven 15-year track record of continuous growth, but we feel we are just getting warmed up for the big opportunities coming our way.”

CONSOLIDATED OPERATING PERFORMANCE

Key performance indicators:

Key Indicators	4Q2017	3Q2017	4Q2016	FY2017	FY2016
Oil production[a] (bopd)	25,341	23,237	18,798	22,761	16,955
Gas production (mcfpd)	31,876	30,528	28,770	28,950	32,634
Average net production (boepd)	30,654	28,325	23,593	27,586	22,394
Brent oil price ($ per bbl)	61.5	52.1	51.1	54.8	45.2
Combined price ($ per boe)	39.7	33.0	29.3	34.6	25.2
⁻ Oil ($ per bbl)	43.0	34.6	32.3	36.6	25.6
⁻ Gas ($ per mcf)	5.2	5.3	4.6	5.3	4.5
Sale of crude oil ($ million)	92.2	68.4	49.3	279.1	145.2
Sale of gas ($ million)	14.1	13.6	11.0	51.0	47.5
Revenue ($ million)	106.3	81.9	60.3	330.1	192.7
Commodity Risk Management Contracts ($ million)	-18.4	-8.3	-2.6	-15.4	-2.6
Production & Operating Costs[b] ($ million)	-30.5	-25.7	-20.8	-99.0	-67.2
G&G, G&Ac and Selling Expenses ($ million)	-14.8	-12.0	-13.2	-50.9	-48.7
Adjusted EBITDA ($ million)	55.2	44.6	27.0	175.8	78.3
Adjusted EBITDA ($ per boe)	20.6	18.0	13.1	18.4	10.2
Operating Netback ($ per boe)	26.1	23.2	19.2	23.9	15.9
Profit (loss) ($ million)	-3.4	-19.1	-26.0	-17.8	-60.6
Capital Expenditures ($ million)	25.3	30.9	15.1	105.6	39.3
Cash and cash equivalents ($ million)	134.8	135.2	73.6	134.8	73.6
Short-term financial debt ($ million)	7.7	1.9	39.3	7.7	39.3
Long-term financial debt ($ million)	418.5	418.5	319.4	418.5	319.4
Net debt ($ million)	291.4	285.2	285.1	291.4	285.1

a)	Includes government royalties paid in-kind in Colombia for approximately 881, 774 and 718 bopd in 4Q2017, 3Q2017 and 4Q2016 respectively. No royalties were paid in kind in Chile and Brazil.

b)	Production and Operating costs include operating costs and royalties paid in cash.

c)	G&A expenses include $0.7, $0.8, $0.5, $3.1 and $1.8 million for 4Q2017, 3Q2017, 4Q2016, FY2017 and FY2016, respectively, of (non-cash) share-based payments that are excluded from the adjusted EBITDA calculation.

Production: Significant oil production growth of 39% in Colombia increased average consolidated oil and gas production to 30,654 boepd in 4Q2017 from 23,593 boepd in 4Q2016. The increase was mainly attributed to new oil production from the Tigana/Jacana oil fields in Llanos 34 block in Colombia. On a consolidated basis, gas production increased by 11% compared to 4Q2016, primarily attributed to increased industrial demand in Brazil.

For further detail, please refer to 4Q2017 Operational Update published on January 10, 2018.

Reference and Realized Oil Prices: Brent crude oil price averaged $61.5 per bbl during 4Q2017, and the consolidated realized oil sales price averaged $43.0 per bbl in 4Q2017, representing a 24% increase from $34.6 per bbl in 3Q2017 and a 38% increase from $31.2 per bbl in 4Q2016. Differences between reference and realized prices are a result of commercial and transportation discounts as well as the Vasconia price differential in Colombia, which averaged $4.0 per bbl in 4Q2017 from $2.8 per bbl in 3Q2017 and $5.7 per bbl in 4Q2016. Commercial and transportation discounts in Colombia were reduced to $14.9 per bbl in 4Q2017 from $15.2 per bbl in 3Q2017 and $15.0 per bbl in 4Q2016.

Company efforts are currently underway to continue improving realized oil prices, including negotiation of existing conditions with off-takers plus construction of a flowline and related facilities in Llanos 34 block, expected to continue improving current commercial and transportation discounts.

The following table provides a breakdown of reference and net realized oil prices in Colombia and Chile in 4Q2017:

4Q2017 - Realized Oil Prices ($ per bbl)	Colombia	Chile
Brent oil price	61.5	61.5
Vasconia differential	(4.0)	-
Commercial and transportation discounts	(14.9)	(8.4)
Realized oil price	42.6	53.1
Weight on Oil Sales Mix	96%	4%

Revenue: Higher oil and gas production and pricing drove total consolidated revenues up by 76% to $106.3 million in 4Q2017, compared to $60.3 million in 4Q2016.

Sales of crude oil: Consolidated oil revenues increased by 87% to $92.2 million in 4Q2017, driven by a 35% increase in oil sales volumes and a 38% increase in realized oil prices. Oil revenues represented 87% of total revenues compared to 82% in 4Q2016.

•	Colombia: In 4Q2017, oil revenues increased by 98% to $87.5 million mainly due to increased sales volumes and higher realized prices. Oil sales volumes increased by 40% to 23,283 bopd. Realized oil prices also increased by 40% to $42.6 per bbl, in line with higher Brent prices and a lower Vasconia discount. Colombia earn-out payments (deducted from Colombia oil revenues) increased to $3.7 million in 4Q2017, compared to $2.3 million in 4Q2016, in line with increased production and higher oil revenues.

•	Chile: In 4Q2017, oil revenues decreased by 11% to $4.4 million due to lower sales volumes partially offset by higher realized prices. Oil sales volumes decreased by 31% to 902 bopd and realized oil prices increased by 28% to $53.1 per barrel, in line with higher Brent prices.

Sales of gas: Consolidated gas revenues increased by 28% to $14.1 million in 4Q2017 compared to $11.0 million in 4Q2016 due to 15% higher realized gas prices and 11% higher gas sales volumes.

•	Chile: In 4Q2017, gas revenues increased by 6% to $4.4 million mainly due to higher gas prices, partially offset by lower sales volumes. Gas prices increased by 24% to $4.5 per mcf ($27.1 per boe) in 4Q2017, due to increased methanol prices. Gas sales volumes decreased by 15% to 10,630 mcfpd (1,772 boepd).

•	Brazil: In 4Q2017, gas revenues increased by 42% to $9.4 million, due to both higher realized prices and sales volumes. Gas prices, net of taxes, increased by 8% to $5.7 per mcf ($34.0 per boe) due to the annual gas price inflation adjustment of approximately 7%, effective January 2017. Gas sales volumes increased by 31% to 18,000 mcfpd (3,000 boepd), primarily due to higher gas consumption by Brazilian industrial users.

Commodity risk management contracts: Consolidated commodity risk management contracts registered a realized loss of $5.8 million in 4Q2017, totaling realized losses of $2.1 million in full year 2017 ($3.8 million cash gains were recorded and cashed-in during the first nine months of 2017). Unrealized cash losses amounted to $12.6 million in 4Q2017 compared to $3.1 million loss in 4Q2016 resulting from the significant increase in forward Brent oil price curve. The company uses risk management contracts to minimize the impact of oil price fluctuations on the Company´s self-funded work program.

Production and operating costs[1]: Consolidated operating costs per barrel decreased by 9% to $7.3 per boe in 4Q2017 from $8.1 per boe in 4Q2016. Following the 30% increase in oil and gas sales volumes, total operating costs increased by $3.0 million to $19.6 million. Consolidated royalties increased by $6.8 million to $10.7 million in 4Q2017, mainly as the Jacana oil field in the Llanos 34 block accumulated more than five million barrels of production that triggered Colombia’s “high price” royalty scheme beginning in 2Q2017, and to a lesser extent due to increased volumes and higher realized prices.

Below is a breakdown of production and operating costs by country:

•	Colombia: Operating costs per boe remained flat at $6.1 per boe in both 4Q2017 and 4Q2016, due to:

-	Significant increase in volumes sold, 40% compared to a year earlier, that increased overall operating costs by 40% to $13.1 million in 4Q2017 from $9.3 million in 4Q2016,

-	Incremental costs related to the reopening of mature oil fields temporarily closed in 4Q2016 which have higher operating costs per barrel compared to Llanos 34 block.

•	Chile: Operating costs decreased by 6% to $5.2 million in 4Q2017 from $5.6 million in 4Q2016 mainly due to lower volumes sold (-21%). As a result of the lower volumes, operating costs per boe increased by 18% to $21.3.

•	Brazil: Operating costs decreased by 45% to $1.0 million in 4Q2017 from $1.7 million in 4Q2016, mainly due to a one-time recovery of maintenance costs in Manati that were incurred in previous quarters. Operating costs per boe decreased to $3.4 per boe from $8.0 in 4Q2016.

Selling expenses: Consolidated selling expenses decreased to $0.3 million in 4Q2017 compared to $0.6 million in 4Q2016.

Administrative, Geological and Geophysical expenses: Consolidated G&A and G&G expenses increased by 15% to $14.5 million in 4Q2017 compared to $12.6 million in 4Q2016 mainly due to higher staff costs resulting from an increased scale of operations. Consolidated G&A and G&G costs per boe decreased by 13% to $5.5 per boe in 4Q2017 (vs. $6.1 per boe in 4Q2016).

Adjusted EBITDA: Consolidated adjusted EBITDA of $55.2 million was more than two times higher than the $27.0 million in 4Q2016. That is the equivalent of $20.6 per barrel and was driven by the combination of increased production and higher realized oil and gas prices.

•	Colombia: Adjusted EBITDA of $51.6 million in 4Q2017 (+95% vs. 4Q2016)

•	Chile: Adjusted EBITDA of $1.1 million in 4Q2017 (+75% vs. 4Q2016)

•	Brazil: Adjusted EBITDA of $7.2 million in 4Q2017 (+116% vs. 4Q2016)

•	Corporate, Argentina and Peru: Adjusted EBITDA of negative $4.7 million in 4Q2017

____________________

[1] Production and Operating Costs = Operating Costs plus Royalties

The table below shows production, volumes sold and breakdown of the most significant components of adjusted EBITDA for 4Q2017 and 4Q2016, on a per country and per barrel basis:

Adjusted EBITDA/boe	Colombia		Chile		Brazil		Total
	4Q17	4Q16	4Q17	4Q16	4Q17	4Q16	4Q17[c]	4Q16
Production (boepd)	24,378	17,535	2,932	3,523	3,328	2,535	30,654	23,593
Stock variation /RIK[a]	(1,004)	(878)	(258)	(151)	(285)	(206)	(1,593)	(1,235)
Sales volume (boepd)	23,374	16,657	2,674	3,372	3,043	2,329	29,091	22,358
% Oil	99.6%	100%	34%	39%	1%	1%	83%	80%
($ per boe)
Realized oil price	42.6	30.4	53.1	41.4	68.0	54.7	43.0	32.3
Realized gas price[b]	30.8	-	27.1	21.9	34.0	31.4	31.4	27.3
Earn-out	(1.8)	(1.4)	-	-	-	-	(1.4)	(1.1)
Combined Price	40.8	29.0	35.9	29.4	34.5	31.7	39.7	29.3
Realized Commodity Risk Management Contracts	(2.7)	-	-	-	-	-	(2.2)	-
Operating costs	(6.1)	(6.1)	(21.3)	(18.0)	(3.4)	(8.0)	(7.3)	(8.1)
Royalties in cash	(4.4)	(1.9)	(1.4)	(1.2)	(3.3)	(2.6)	(4.0)	(1.9)
Selling & other expenses	0.0	0.2	(0.7)	(1.0)	-	-	(0.1)	(0.3)
Operating Netback/boe	27.6	21.1	12.4	9.2	27.8	21.0	26.1	19.2
G&A, G&G							(5.5)	(6.1)
Adjusted EBITDA/boe							20.6	13.1
a)	RIK (Royalties in Kind). Includes royalties paid in kind in Colombia for approximately 881 and 718 bopd in 4Q2017 and 4Q2016, respectively. No royalties were paid in kind in Chile and Brazil

b)	Conversion rate of mcf/boe=1/6

c)	Total amount includes 16 bopd of oil production from CN-V block in Argentina

Depreciation: Consolidated depreciation increased by 17% to $19.8 million in 4Q2017, compared to $16.9 million in 4Q2016, due to higher volumes sold. On a per barrel basis, however, depreciation costs were lower given drilling successes and increased reserves. Depreciation costs per boe decreased by 10% to $7.4 per boe.

Write-off of unsuccessful exploration efforts: Consolidated write-off of unsuccessful exploration efforts was $1.1 million in 4Q2017, compared to $17.7 million in 4Q2016. Amounts recorded in 4Q2017 mainly correspond to unsuccessful exploration efforts in non-operated Sierra del Nevado and Puelen blocks in Argentina.

Impairment of Non-Financial Assets: Consolidated non-cash impairment of non-financial assets was zero in 4Q2017 compared to a $5.7 million gain in 4Q2016 ($5.7 million non-cash recovery in Colombia).

Other expenses: Other operating expenses were $2.7 million in 4Q2017, compared to $0.9 million in 4Q2016.

CONSOLIDATED NON-OPERATING RESULTS AND PROFIT FOR THE PERIOD

Net financial expenses: Net financial costs decreased by 7% to $8.2 million in 4Q2017, compared to $8.9 million in 4Q2016, mainly resulting from lower bank charges and other financial results.

Foreign exchange: Net foreign exchange charges were a $3.6 million loss in 4Q2017 and $1.4 million loss in 4Q2016, mainly due to the devaluation of the Brazilian Real over the US Dollar-denominated net debt incurred at the local subsidiary level, where the Real is the functional currency.

Income tax: Income taxes amounted to a $10.7 million in 4Q2017, as compared to a $9.7 million in 4Q2016, in line with higher taxable profits in 4Q2017.

Net income: Net losses amounted to $3.4 million in 4Q2017 compared to $26.0 million in 4Q2016. The net loss in 4Q2017 resulted from unrealized hedge charges.

BALANCE SHEET

Cash and cash equivalents: Cash and cash equivalents totaled $134.8 million as of December 31, 2017 compared to $73.6 million a year earlier. The difference reflects cash generated from operating activities of $142.2 million and cash from financing activities of $24.0 million, partially offset by cash used in investing activities of $105.6 million.

Cash generated from operating activities of $142.2 million is net of a $15.6 million advance payment paid in December 2017 to Pluspetrol, as a security deposit related to the recently announced acquisition of Aguada Baguales, El Porvenir and Puesto Touquet blocks in Neuquen basin in Argentina, which is expected to close in March 2018.

Cash from financing activities of $24.0 million includes net proceeds from the issuance of 2024 Notes of $418.3 million, offset by: (i) principal paid of $355.0 million related to the payment of 2020 Notes and the prepayment of the Itau loan, (ii) cancellation costs of $12.3, and (iii) interest payments of $27.7 million.

Cash used in investing activities of $105.6 million (76% allocated to Colombia) includes capital expenditures related to development, appraisal and exploration activities carried out in 2017 that allowed GeoPark to increase its reserves with low finding and development costs of $3.6/boe for 1P and $4.0/boe for 2P reserves (or $2.4/boe and $2.8/boe for 1P and 2P, respectively in Colombia).

Financial debt: Total financial debt (net of issuance costs) amounted to $426.2 million, including the $425 million 2024 Notes issued in September 2017. Short-term debt amounted to $7.7 million as of December 31, 2017.

FINANCIAL RATIOSa

($ million)
At period-end	Financial Debt	Cash and Cash Equivalents	Net Debt	Net Debt/ LTM Adj. EBITDA	LTM Interest Coverage

4Q2016	358.7	73.6	285.1	3.6x	2.7x
1Q2017	341.7	70.3	271.4	2.6x	3.4x
2Q2017	346.3	77.0	269.3	2.2x	4.1x
3Q2017	420.4	135.2	285.2	1.9x	5.3x
4Q2017	426.2	134.8	291.4	1.7x	6.3x

a)	Based on trailing 12-month financial results.

Issuance of 2024 Notes: During September 2017, the Company successfully placed $425 million notes (“2024 Notes”). The 2024 Notes carry a coupon of 6.50% per annum. Funds were used to repay financial debt, to provide financial flexibility and for general corporate purposes.

The indenture governing the 2024 Notes includes incurrence test covenants that require the net debt to adjusted EBITDA ratio be lower than 3.5 times and the adjusted EBITDA to interest ratio higher than 2 times until September 2019. Failure to comply with the incurrence test covenants would not trigger an event of default. As of the date of this release the Company is in compliance with all provisions and covenants.

COMMODITY RISK OIL MANAGEMENT CONTRACTS

The Company has the following commodity risk management contracts (reference ICE Brent), in place as of the date of this release:

Period	Type	Volume (bopd)	Contract terms ($ per bbl)
			Purchased Put	Sold Put	Sold Call
1Q2018	Zero cost collar Zero cost 3-way Zero cost 3-way	9,000 2,000 2,000	50.0-52.0 52.0 53.0	- 42.0 43.0	54.9-60.0 59.5-59.6 64.6
Total: 13,000
2Q2018	Zero cost collar Zero cost 3-way Zero cost 3-way	5,000 3,000 2,000	52.0 52.0 53.0	- 42.0 43.0	58.3-60.0 59.5-59.6 64.6
Total: 10,000
3Q2018	Zero cost 3-way	5,000 Total: 5,000	53.0	43.0	69.0

For further details, please refer to Note 8 of GeoPark’s consolidated financial statements for the year ended December 31, 2017, available on the Company’s website.

SELECTED INFORMATION BY BUSINESS SEGMENT

(UNAUDITED)

Colombia	4Q2017	4Q2016
Sale of crude oil ($ million)	87.5	44.2
Sale of gas ($ million)	0.2	0.2
Revenue ($ million)	87.7	44.4
Production and Operating Costs[a] ($ million)	-22.6	-12.5
Adjusted EBITDA ($ million)	51.6	26.5
Capital Expenditures[b] ($ million)	19.4	11.5

Chile	4Q2017	4Q2016
Sale of crude oil ($ million)	4.4	5.0
Sale of gas ($ million)	4.4	4.2
Revenue ($ million)	8.8	9.1
Production and Operating Costs[a] ($ million)	-5.6	-6.0
Adjusted EBITDA ($ million)	1.1	0.6
Capital Expenditures[b] ($ million)	1.4	1.0
Brazil	4Q2017	4Q2016
Sale of crude oil ($ million)	0.3	0.2
Sale of gas ($ million)	9.4	6.6
Revenue ($ million)	9.7	6.8
Production and Operating Costs[a] ($ million)	-1.9	-2.3
Adjusted EBITDA ($ million)	7.2	3.3
Capital Expenditures[b] ($ million)	0.5	2.0

a)	Production and Operating = Operating Costs + Royalties.

b)	The difference with the reported figure in Key Indicators table corresponds mainly to capital expenditures in Argentina and to a lesser extent in Peru.

CONSOLIDATED STATEMENT OF INCOME

(QUARTERLY INFORMATION UNAUDITED)

(In millions of $)	4Q2017	4Q2016	FY2017	FY2016
REVENUE
Sale of crude oil	92.2	49.3	279.1	145.2
Sale of gas	14.1	11.0	51.0	47.5
TOTAL REVENUE	106.3	60.3	330.1	192.7
Commodity risk management contracts	-18.4	-2.6	-15.4	-2.6
Production and operating costs	-30.5	-20.8	-99.0	-67.2
Geological and geophysical expenses (G&G)	-3.9	-2.7	-7.7	-10.3
Administrative expenses (G&A)	-10.6	-10.0	-42.1	-34.2
Selling expenses	-0.3	-0.6	-1.1	-4.2
Depreciation	-19.8	-16.9	-74.9	-75.8
Write-off of unsuccessful exploration efforts	-1.1	-17.7	-5.8	-31.4
Impairment for non-financial assets	-	5.7	-	5.7
Other operating	-2.7	-0.9	-5.1	-1.3
OPERATING PROFIT (LOSS)	19.1	-6.1	79.0	-28.6

Financial costs, net	-8.2	-8.9	-51.5	-34.1
Foreign exchange gain (loss)	-3.6	-1.4	-2.2	13.9
PROFIT (LOSS) BEFORE INCOME TAX	7.3	-16.3	25.3	-48.8

Income tax	-10.7	-9.7	-43.1	-11.8
PROFIT (LOSS) FOR THE PERIOD	-3.4	-26.0	-17.8	-60.6
Non-controlling interest	1.1	-5.6	6.4	-11.6
ATTRIBUTABLE TO OWNERS OF GEOPARK	-4.5	-20.4	-24.2	-49.1

SUMMARIZED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(In millions of $)	Dec '17	Dec '16
	(Audited)	(Audited)
Non-Current Assets
Property, plant and equipment	517.4	473.6
Other non-current assets	53.8	45.7
Total Non-Current Assets	571.2	519.3

Current Assets
Inventories	5.7	3.5
Trade receivables	19.5	18.4
Other current assets	54.9	25.7
Cash at bank and in hand	134.8	73.6
Total Current Assets	215.0	121.2

Total Assets	786.2	640.5

Equity
Equity attributable to owners of GeoPark	84.9	105.8
Non-controlling interest	41.9	35.8
Total Equity	126.8	141.6

Non-Current Liabilities
Borrowings	418.5	319.4
Other non-current liabilities	74.5	80.0
Total Non-Current Liabilities	493.0	399.4

Current Liabilities
Borrowings	7.7	39.3
Other current liabilities	158.6	60.2
Total Current Liabilities	166.3	99.5
Total Liabilities	659.3	498.9
Total Liabilities and Equity	786.2	640.5

SUMMARIZED CONSOLIDATED STATEMENT OF CASH FLOWS

(In millions of $)	Dec '17	Dec '16

Cash flows from operating activities	142.2	82.9
Cash flows used in investing activities	-105.6	-39.3
Cash flows from (used) in financing activities	24.0	-51.1

RECONCILIATION OF ADJUSTED EBITDA TO PROFIT (LOSS) BEFORE INCOME TAX

2017 (In millions of $)	Colombia	Chile	Brazil	Other	Total
Adjusted EBITDA	168.3	4.1	20.2	-16.8	175.8
Depreciation	-40.0	-23.7	-10.8	-0.4	-74.9
Unrealized Commodity Risk Management Contracts	-13.3	-	-	-	-13.3
Impairment	-	-	-	-	-
Write-offs unsuccessful exploration efforts	-1.6	-0.5	-3.0	-0.7	-5.8
Share Based Payments/Other	2.9	0.4	-2.0	-4.1	-2.8
OPERATING PROFIT (LOSS)	116.3	-19.7	4.4	-22.0	79.0
Financial costs, net					-51.5
Foreign Exchange charges, net					-2.2
PROFIT (LOSS) BEFORE INCOME TAX					25.3

2016 (In millions of $)	Colombia	Chile	Brazil	Other	Total
Adjusted EBITDA	66.9	5.1	17.5	-11.2	78.3
Depreciation	-31.1	-31.3	-13.0	-0.3	-75.8
Unrealized Commodity Risk Management Contracts	-3.1	-	-	-	-3.1
Impairment	5.7	-	-	-	5.7
Write-offs unsuccessful exploration efforts	-7.4	-19.4	-4.6	-	-31.4
Share Based Payments/Other	0.5	0.6	-0.5	-3.0	-2.4
OPERATING PROFIT (LOSS)	31.5	-45.0	-0.6	-14.5	-28.6
Financial costs, net					-34.1
Foreign Exchange charges, net					13.9
PROFIT (LOSS) BEFORE INCOME TAX					-48.8

OTHER NEWS / RECENT EVENTS

2017 YEAR-END RESERVES SUMMARY

GeoPark engaged DeGolyer & MacNaughton (“D&M”) to carry out an independent appraisal of reserves as of December 31, 2017, covering 100% of the current assets in Colombia, Chile, Brazil, Peru and Argentina.

Following oil and gas production of 10.2 mmboe in 2017, D&M certified 2P reserves of 159.2 mmboe at 2017 year-end, following a 261% Reserve Replacement, with an NPV valuation of $2.3 billion.

•	PDP Reserves: Net proven developed producing (PDP) reserves increased by 47% to 28.5 mmboe, with a PDP reserve replacement index (RRI) of 189%. PDP NPV10 increased by 74% to $491 million.

•	1P Reserves: Net 1P reserves increased by 24% to 97.0 mmboe, with 1P reserve life index (RLI) of 9.5 years and a 1P RRI of 284%. 1P NPV10 increased by 39% ($430 million) to $1.5 billion.

•	2P Reserves: Net 2P reserves increased by 11% to 159.2 mmboe, with a 2P RLI of 15.6 years and a 2P RRI of 261%. 2P NPV10 increased by 21% ($404 million) to $2.3 billion.

•	Finding and Development (F&D) costs for 2017 were $3.6 per boe for 1P reserves and $4.0 per boe for 2P reserves.

•	Colombia: Net PDP reserves increased 89% to 21.6 mmboe, Net 1P reserves increased 64% to 66.1 mmboe and net 2P reserves increased 31% to 88.2 mmboe. F&D Costs were $2.4 per boe for 1P reserves and $2.8 per boe for 2P reserves.

For further detail, please refer to 2017 Reserves Release published on February 5, 2018.

CONFERENCE CALL INFORMATION

GeoPark will host its Fourth Quarter 2017 Financial Results conference call and webcast on Thursday, March 8, 2018, at 10:00 a.m. Eastern Standard Time.

Chief Executive Officer, James F. Park and Chief Financial Officer, Andres Ocampo will discuss GeoPark's financial results for 4Q2017, with a question and answer session immediately following.

Interested parties may participate in the conference call by dialing the numbers provided below:

United States Participants: 866-547-1509

International Participants: +1 920-663-6208

Passcode: 6197567

Please allow extra time prior to the call to visit the website and download any streaming media software that might be required to listen to the webcast.

An archive of the webcast replay will be made available in the Investor Support section of the Company’s website at www.geo-park.com after the conclusion of the live call.

For further information, please contact: INVESTORS:
Stacy Steimel – Shareholder Value Director	ssteimel@geo-park.com
Santiago, Chile

MEDIA:
Jared Levy – Sard Verbinnen & Co	jlevy@sardverb.com
New York, USA
T: +1 (212) 687-8080

Kelsey Markovich – Sard Verbinnen & Co New York, USA T: +1 (212) 687-8080	kmarkovich@sardverb.com

GeoPark can be visited online at www.geo-park.com

GLOSSARY

Adjusted EBITDA

Adjusted EBITDA is defined as profit for the period before net finance costs, income tax, depreciation, amortization, certain non-cash items such as impairments and write-offs of unsuccessful exploration efforts, accrual of share-based payments, unrealized results on commodity risk management contracts and other non-recurring events

Adjusted EBITDA per boe	Adjusted EBITDA divided by total boe sales volumes
bbl	Barrel

boe	Barrels of oil equivalent
boepd	Barrels of oil equivalent per day
bopd	Barrels of oil per day
CEOP	Contrato Especial de Operacion Petrolera (Special Petroleum Operations Contract)
D&M	DeGolyer and MacNaughton
F&D costs	Finding and development costs, calculated as capital expenditures in 2016 divided by the applicable net reserves additions before changes in Future Development Capital
“High price” royalty	An additional royalty incurred in Colombia when each oil field exceeds 5 mmbbl of cumulative production and is determined by a combination of API gravity and WTI oil prices
mboe	Thousand barrels of oil equivalent
mmbo	Million barrels of oil
mmboe	Million barrels of oil equivalent
mcfpd	Thousand cubic feet per day
mmcfpd	Million cubic feet per day
mm3/day	Thousand cubic meters per day
NPV10	Present value of estimated future oil and gas revenues, net of estimated direct expenses, discounted at an annual rate of 10%
Operating netback per boe

Revenue, less production and operating costs (net of depreciation charges and accrual of stock options and stock awards) and selling expenses, divided by total boe sales volumes. Operating netback is equivalent to adjusted EBITDA net of cash expenses included in Administrative, Geological and Geophysical and Other operating costs

PRMS	Petroleum Resources Management System
SPE	Society of Petroleum Engineers
SQ KM	Square kilometers
WI	Working interest

NOTICE

Additional information about GeoPark can be found in the “Investor Support” section on the website at www.geo-park.com.

Rounding amounts and percentages: Certain amounts and percentages included in this press release have been rounded for ease of presentation. Percentage figures included in this press release have not in all cases been calculated on the basis of such rounded figures, but on the basis of such amounts prior to rounding. For this reason, certain percentage amounts in this press release may vary from those obtained by performing the same calculations using the figures in the financial statements. In addition, certain other amounts that appear in this press release may not sum due to rounding.

This press release contains certain oil and gas metrics, including information per share, operating netback, reserve life index, and others, which do not have standardized meanings or standard methods of calculation and therefore such measures may not be comparable to similar measures used by other companies. Such metrics have been included herein to provide readers with additional measures to evaluate the Company's performance; however, such measures are not reliable indicators of the future performance of the Company and future performance may not compare to the performance in previous periods.

CAUTIONARY STATEMENTS RELEVANT TO FORWARD-LOOKING INFORMATION

This press release contains statements that constitute forward-looking statements. Many of the forward-looking statements contained in this press release can be identified by the use of forward-looking words such as ‘‘anticipate,’’ ‘‘believe,’’ ‘‘could,’’ ‘‘expect,’’ ‘‘should,’’ ‘‘plan,’’ ‘‘intend,’’ ‘‘will,’’ ‘‘estimate’’ and ‘‘potential,’’ among others.

Forward-looking statements that appear in a number of places in this press release include, but are not limited to, statements regarding the intent, belief or current expectations, regarding various matters, including expected 2018 production growth and performance, operating netback per boe and capital expenditures plan. Forward-looking statements are based on management’s beliefs and assumptions, and on information currently available to the management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors.

Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances, or to reflect the occurrence of unanticipated events. For a discussion of the risks facing the Company which could affect whether these forward-looking statements are realized, see filings with the U.S. Securities and Exchange Commission.

Oil and gas production figures included in this release are stated before the effect of royalties paid in kind, consumption and losses. Annual production per day is obtained by dividing total production for 365 days.

Information about oil and gas reserves: The SEC permits oil and gas companies, in their filings with the SEC, to disclose only proven, probable and possible reserves that meet the SEC's definitions for such terms. GeoPark uses certain terms in this press release, such as "PRMS Reserves" that the SEC's guidelines do not permit GeoPark from including in filings with the SEC. As a result, the information in the Company’s SEC filings with respect to reserves will differ significantly from the information in this press release.

NPV10 for PRMS 1P, 2P and 3P reserves is not a substitute for the standardized measure of discounted future net cash flows for SEC proved reserves.

The reserve estimates provided in this release are estimates only, and there is no guarantee that the estimated reserves will be recovered. Actual reserves may eventually prove to be greater than, or less than, the estimates provided herein. Statements relating to reserves are by their nature forward-looking statements.

Adjusted EBITDA: The Company defines adjusted EBITDA as profit for the period before net finance costs, income tax, depreciation, amortization and certain non-cash items such as impairments and write-offs of unsuccessful exploration and evaluation assets, accrual of stock options stock awards, unrealized results on commodity risk management contracts and other non-recurring events. Adjusted EBITDA is not a measure of profit or cash flows as determined by IFRS. The Company believes adjusted EBITDA is useful because it allows us to more effectively evaluate our operating performance and compare the results of our operations from period to period without regard to our financing methods or capital structure. The Company excludes the items listed above from profit for the period in arriving at adjusted EBITDA because these amounts can vary substantially from company to company within our industry depending upon accounting methods and book values of assets, capital structures and the method by which the assets were acquired. Adjusted EBITDA should not be considered as an alternative to, or more meaningful than, profit for the period or cash flows from operating activities as determined in accordance with IFRS or as an indicator of our operating performance or liquidity. Certain items excluded from adjusted EBITDA are significant components in understanding and assessing a company’s financial performance, such as a company’s cost of capital and tax structure and significant and/or recurring write-offs, as well as the historic costs of depreciable assets, none of which are components of adjusted EBITDA. The Company’s computation of adjusted EBITDA may not be comparable to other similarly titled measures of other companies. For a reconciliation of adjusted EBITDA to the IFRS financial measure of profit for the year or corresponding period, see the accompanying financial tables.

Operating netback per boe should not be considered as an alternative to, or more meaningful than, profit for the period or cash flows from operating activities as determined in accordance with IFRS or as an indicator of our operating performance or liquidity. Certain items excluded from Operating Netback per boe are significant components in understanding and assessing a company’s financial performance, such as a company’s cost of capital and tax structure and significant and/or recurring write-offs, as well as the historic costs of depreciable assets, none of which are components of Operating Netback per boe. The Company’s computation of Operating Netback per boe may not be comparable to other similarly titled measures of other companies. For a reconciliation of Operating Netback per boe to the IFRS financial measure of profit for the year or corresponding period, see the accompanying financial tables.